AB 3/25

[redacted]

14049763

SEC Mail Processing Section

MAR 18 2014

Washington DC 405

U

SECURITIES AN

Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 51046

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2013 AND ENDING 12/31/2013
MM/DD/YY MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Supreme Alliance LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

123 VAUGN WAY
(No. and Street)

LANCASTER KY 40444
(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

MICHAEL JONES 704 962 1774
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

VERNON OATES, CPA
(Name – *if individual, state last, first, middle name*)

8816 Foothill Blvd. #103-370, Rancho Cucamonga CA 91730
(Address) (City) (State) (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

SECURITIES AND EXCHANGE COMMISSION
RECEIVED
MAR 18 2014
02 REGISTRATIONS BRANCH

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

DD 3/27/14

OATH OR AFFIRMATION

I, MICHAEL JONES, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of SUPREME ALLIANCE LLC, as of DECEMBER 31, 20 13, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

NONE

Signature

VP, FINOP

Title

~~Notary Public~~

This report ** contains (check all applicable boxes):

- ☐ (a) Facing Page.
- ☐ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☐ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

State of North Carolina
County of Mecklenburg
Sworn to and Subscribed before me
on March 3, 2014
by Michael Jones

Notary Public - Comm. Exp. 9/18/2018

SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C.

ANNUAL AUDITED REPORT

DECEMBER 31, 2013

SUPREME ALLIANCE LLC
(Name of Respondent)

123 Vaughn Way
Lancaster, KY 40444
(Address of principal executive office)

Michael Jones
Manager
Supreme Alliance LLC
Executive Office
123 Vaughn Way
Lancaster, KY 40444

(Name and address of person authorized to receive Notices and communications from the Securities and Exchange Commission)

SUPREME ALLIANCE LLC

REPORT OF FINANCIAL STATEMENTS

FOR THE YEAR ENDED DECEMBER 31, 2013
(Pursuant to paragraph (d) of Rule 17a-5
Of the Securities Exchange Act of 1934)

TABLE OF CONTENTS

Vernon Oates, CPA
Certified Public Accountant

INDEPENDENT AUDITOR'S REPORT

To The Member
Supreme Alliance LLC
Charlotte, North Carolina

We have audited the accompanying statement of financial condition of Supreme Alliance LLC (a Delaware limited liability company) as of December 31, 2013, and the related statements of income, changes in member's equity and cash flows for the year then ended that are filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion of these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Supreme Alliance LLC and of December 31, 2013, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purposes of forming and opinion on the basic financial statements taken as a whole. The information on page 10 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 of the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Vernon Oates

Vernon Oates, CPA
Rancho Cucamonga, California

February 27, 2014

8816 Foothill Blvd., #103-370 • Rancho Cucamonga, CA 91730
714-292-3716 • Fax 909-494-5424

SUPREME ALLIANCE LLC

STATEMENT OF FINANCIAL CONDITION
December 31, 2013

ASSETS

Cash	$ 10,859	
Total Assets		$ 10,859

LIABILITIES AND MEMBER'S EQUITY

MEMBER'S EQUTIY		
Contributed capital	$ 81,774	
Accumulated deficit	(70,915)	
Total Member's Equity		10,859
Total Liabilities and Member's Equity		$ 10,859

See Independent Auditor's Report and Accompanying Notes to Financial Statements

SUPREME ALLIANCE LLC
STATEMENT OF INCOME
For the Year Ended December 31, 2013

REVENUE		
Commission income	$ 71,826	
Miscellaneous income	1,407	
Total Revenue		$ 73,231
EXPENSES		
Contract labor	$ 16,100	
License and registration fees	9,307	
Commission Expense	54,937	
Marketing Expense	3,361	
Other general and administrative	11,062	
Total Expenses		94,767
Net Loss		$ (21,536)

SUPREME ALLIANCE LLC
STATEMENT OF CHANGES IN MEMBER'S EQUITY
For the Year Ended December 31, 2013

	Contributed Capital	Retained Equity (Deficit)	Total Member's Equity
Beginning balance	$ 54,600	$ (38,334)	$ 16,266
Prior period adjustment	12,334	(11,045)	1,289
Member contribution	14,840	-	14,840
Net loss	-	(21,536)	(21,536)
Ending balance (Deficit)	$ 81,774	$ (70,915)	$ 10,859

See Independent Auditor's Report and Accompanying Notes to Financial Statements

SUPREME ALLIANCE LLC
STATEMENT OF CASH FLOWS
For the Year Ended December 31, 2013

OPERATING ACTIVITIES	
Net loss	$ (21,536)
Adjustments to reconcile net loss to net cash used in operations:	-
Net change in current assets and liabilities	-
Net cash used in operating activities	(21,536)
FINANCING ACTIVITIES	
Member contributions	14,840
Net decrease in cash	(6,696)
CASH, BEGINNING OF YEAR (Restated)	17,555
CASH, END OF YEAR	$ 10,859

See Independent Auditor's Report and Accompanying Notes to Financial Statements

SUPREME ALLIANCE LLC
NOTES TO FINANCIAL STATEMENTS
December 31, 2013

NOTE 1 – SUMMARY OF SIGNIFCANT ACCOUNTING POLICIES

Nature of Business and Regulation

Supreme Alliance, LLC ("the Company") is a Delaware limited liability company that began broker-dealer operations in March 1998 to market life insurance and mutual fund products to insurance agents. The Company is a licensed broker-dealer with the Financial Industry Regulatory Authority (FINRA) and is a wholly owned subsidiary of Insurance Distribution Consulting, LLC.

The Company is registered with FINRA as a limited broker- dealer participating in annuity contracts and mutual funds. The Company operates pursuant to the (k)(2)(i) exemptive provisions of SEC Rule 15c3-3 and will not hold clients' funds or securities , nor directly offer any securities products to related customers. The Company is registered according to the $5,000 net capital provisions of SEC Rule 15c3-1 because of its limited nature. The Company will only conduct institutional business and will not have a retail client base.

Revenue Recognition

Commission income is recognized when received.

Income Taxes

The Company is a single member disregarded entity for federal and state income tax purposes. As a disregarded entity, the Company is not required to file federal or state income tax returns but the income and expenses of the Company are required to be included in the return of its single member. Therefore no provision or liability for federal or state income taxes has been included in the financial statements.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Fair Value Measurements

The Company follows professional standards (FASB ASC 820), Fair Value Measurements and Disclosures. This valuation method establishes a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure financial assets and liabilities.

The carrying value of the Company's only asset, cash, approximates fair value.

NOTE 2 – NET CAPITAL REQUIREMENT

The Company is subject to the Securities and Exchange Commission's (SEC's) uniform net capital rule (Rule 15c3-1), which requires the maintenance of minimum net capital and that the ratio of aggregate indebtedness to net capital as defined by the Rule, shall not exceed 15 to 1.

As of December 31, 2013, the Company had net capital of $10,859 under Rule 15c3-1, which was $5,859 in excess of its required net capital of $5,000.

NOTE 3 – SUBSEQUENT EVENTS

Management has evaluated subsequent events through February 27, 2014, the date the financial statements were available to be issued.

SUPPLEMENTARY INFORMATION

Pursuant to Rule 17a-5 of the Securities and Exchange Act of 1934

As of December 31, 2013

SUPREME ALLIANCE LLC
COMPUTATION OF NET CAPITAL PURSUANT TO RULE 15c3-1
December 31, 2013

Total Member's Equity	$ 10,859
Add:	
Liabilities subordinated to claims of general creditors allowable in computation of net capital	-
Total capital and allowable subordinated liabilities	10,859
Deduct:	
Nonallowable assets	-
Net Capital	$ 10,859

Computation of basic net capital requirement:

Minimum net capital required (greater of $5,000 of 6.5% of aggregate indebtedness)	$ 5,000
Excess net capital	$ 5,859

Aggregate indebtedness:

Accounts payable	$ -
Ratio, aggregate indebtedness to net capital	0 to 1

See Independent Auditor's Report on Supplementary Information

Vernon Oates, CPA

Certified Public Accountant

INDEPENDENT AUDITOR'S REPORT ON INTERNAL ACCOUNTING CONTROL

To the Member
Supreme Alliance LLC
Charlotte, North Carolina

In planning and performing our audit of the financial statements and supplemental schedule of Supreme Alliance LLC (the "Company") as of and for the year ended December 31, 2013, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verification, and comparisons and recordation of differences required by Rule 17a-13

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls, and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's previously mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *deficiency in internal control* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A significant deficiency is a deficiency, or combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A *material weakness* is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the Company's financial statements will not be prevented or detected and corrected on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined previously.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities and Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and our study, we believe that the Company's practices and procedures, as described in the second paragraph of this repot, were adequate at December 31, 2013 to meet the SEC's objectives.

This report is intended solely for the information and use of the Member, management, the SEC, the Financial Industry Regulatory Authority and other regulatory agencies which rely on Rule 17a-5(g) under the Securities and Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Vernon Oates

Vernon Oates, CPA
Rancho Cucamonga, California

February 27, 2014

8816 Foothill Blvd., #103-370 • Rancho Cucamonga, CA 91730
714-292-3716 • Fax 909-494-5424